Exhibit 99.1

Summary of Consolidated Financial Results

For the Year Ended March 31, 2013

[Japanese GAAP]

May 15, 2013

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubic.co.jp/
Representative:	Masahiro Morimoto, CEO and President
Contact:	Seitaro Ishii, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of Ordinary General Meeting of Shareholders:	June 25, 2013
Scheduled date of commencement of dividend payment:	June 26, 2013
Scheduled date of filing Annual Securities Report:	June 26, 2013
Supplementary materials for financial results:	Yes
Financial results briefing:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2013 (from April 1, 2012 to March 31, 2013)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%

March 31, 2013	4,679	(8.8)	920	(59.6)	872	(61.8)	500	(61.7)
March 31, 2012	5,132	89.8	2,276	114.0	2,286	125.8	1,305	78.8

Note:  Comprehensive income

Year ended March 31, 2013	¥526 million [(60.9%)]
Year ended March 31, 2012	¥1,345 million [60.2%]

	Net income per share (basic)	Net income per share (diluted)	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
Years ended	Yen	Yen	%	%	%

March 31, 2013	158.45	153.85	17.7	18.1	19.7
March 31, 2012	491.34	402.34	69.4	63.5	44.3

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen

March 31, 2013	4,755	3,195	64.7	963.47
March 31, 2012	4,883	2,655	53.1	890.70

Reference: Equity

As of March 31, 2013	¥3,076 million
As of March 31, 2012	¥2,593 million

(3)     Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
Years ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen

March 31, 2013	124	(1,139)	(282)	1,195
March 31, 2012	2,074	(556)	218	2,410

2.   Dividends

	Dividend per share							Ratio of dividends to
	End of first quarter	End of second quarter	End of third quarter	End of year	Total	Total dividends	Payout ratio (consolidated)	net assets (consolidated)
Years ended	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%

March 31, 2012	—	0.00	—	100.00	100.00	145	10.2	7.5
March 31, 2013	—	0.00	—	50.00	50.00	159	31.9	5.5

Year ending
March 31, 2014 (Forecast)	—	0.00	—	50.00	50.00		23.8 — 28.0

(Note)       UBIC, Inc. (the “Company”) effected a two-for-one split of its shares of common stock as of April 1, 2012. For the year ended March 31, 2012, the amounts presented above represent the actual dividends before the stock split.

3.   Consolidated Forecasts for the Year Ending March 31, 2014 (from April 1, 2013 to March 31, 2014)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
For the year ending March 31, 2014	5,500 – 6,000	17.5 – 28.2	1,050 – 1,240	14.1 – 34.7	970 – 1,130	11.2 – 29.5	570 – 670	13.9 – 33.9	178.51 – 209.83

4.   Others

(1)     Changes in important subsidiaries during the current year (changes in the scope of consolidation): None

(2)     Changes in accounting policies, changes in accounting estimates and revisions restated

1)   Changes associated with the revision of accounting standards: None

2)   Changes in accounting policies other than the above: Yes

3)   Changes in accounting estimates: Yes

4)   Revisions restated: None

(Note)      For further details, refer to “4. Consolidated Financial Statements (7) Changes in significant accounting policies for preparation of the consolidated financial statements” in attachment on page 19.

(Note)      The Company and its domestic consolidated subsidiaries changed the depreciation method for property, plant, and equipment from the declining-balance method to the straight-line method in the current year. This change falls within the scope of Section 14-7 “Changes in accounting policies which are difficult to distinguish from changes in estimates” of the Regulations for Consolidated Financial Statements. Accordingly, “2) Changes in accounting policies other than the above” and “3) Changes in accounting estimates” are represented as “Yes.”

(3)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares at the year-end (including treasury stock)

As of March 31, 2013:	3,193,136 shares
As of March 31, 2012:	2,912,022 shares

2)   Number of treasury stock at the year-end

As of March 31, 2013:	56 shares
As of March 31, 2012:	56 shares

3)   Average number of issued and outstanding shares during the year

Year ended March 31, 2013:	3,158,422 shares
Year ended March 31, 2012:	2,656,165 shares

The Company effected two-for-one splits of its shares of common stock as of October 1, 2011 and April 1, 2012. For the purpose of calculating the number of issued and outstanding shares (common stock), these stock splits are assumed to have occurred at the beginning of the previous year. The number of issued and outstanding shares (common stock) before stock split was 657,718 shares.

<Reference> Summary of Non-Consolidated Financial Results

1.   Non-Consolidated Financial Results for the Year Ended March 31, 2013
(from April 1, 2012 to March 31, 2013)

(1)     Non-consolidated results of operations

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%

March 31, 2013	3,642	(21.2)	876	(59.6)	802	(63.8)	484	(62.0)
March 31, 2012	4,620	94.2	2,168	112.3	2,218	118.5	1,272	74.2

	Net income per share (basic)	Net income per share (diluted)
Years ended	Yen	Yen

March 31, 2013	153.24	148.80
March 31, 2012	478.95	392.20

(2)     Non-consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen

March 31, 2013	4,531	3,100	66.2	939.05
March 31, 2012	4,753	2,607	53.8	878.35

Reference: Equity

As of March 31, 2013	¥2,998 million
As of March 31, 2012	¥2,557 million

2.   Non-Consolidated Forecasts for the Year Ending March 31, 2014 (from April 1, 2013 to March 31, 2014)

(Percentages represent year-on-year changes)

	Net sales		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
For the year ending
March 31, 2014	3,680 — 3,940	1.0 — 7.6	600 - 650	(33.7) — (23.4)	360 - 390	(34.4) — (24.1)	104.55 — 113.23

•        Status of audit procedures

•       This consolidated financial summary falls outside the scope of audit requirements of the Financial Instruments and Exchange Act. The audit procedures for the financial statements based on the stipulations of said Act were not completed at the time this consolidated financial summary was disclosed.

•        Explanations concerning the appropriate use of the forecasts for results of operations, and other special matters

•       The forecasts for results of operations in this report are based on information currently available to the Company and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors. For further details of the assumptions and other factors considered by the Company in preparing the above forecasts, refer to “1. Analysis of Operating Results and Financial Position (1) Analysis of operating results” in attachment on page 2.

•       The Company effected two-for-one splits of its shares of common stock as of October 1, 2011 and April 1, 2012. For the purpose of calculating basic and diluted net income per share and net asset per share, these stock splits are assumed to have occurred at the beginning of the previous year.

Table of Contents of Attachment
1.	Analysis of Operating Results and Financial Position	2
(1)	Analysis of operating results	2
(2)	Analysis of financial position	3
(3)	Basic policy for profit distribution and dividends in the current and next years	4
(4)	Business risks	5
2.	Corporate Group	7
3.	Management Policies	8
(1)	Basic corporate management policy	8
(2)	Target management index	8
(3)	Medium- to long-term management strategies	8
(4)	Tasks to be undertaken by the management	9
(5)	Other important management items	10
4.	Consolidated Financial Statements	11
(1)	Consolidated balance sheets	11
(2)	Consolidated statements of income and consolidated statements of comprehensive income	13
(3)	Consolidated statements of changes in net assets	15
(4)	Consolidated statements of cash flows	17
(5)	Going concern assumptions	18
(6)	Significant matters for the preparation of consolidated financial statements	18
(7)	Changes in significant accounting policies for preparation of the consolidated financial statements	19
(8)	Notes to the consolidated financial statements	20
	Notes to the consolidated balance sheets	20
	Notes to the consolidated statements of income	20
	Notes to the consolidated statements of changes in net assets	21
	Notes to the consolidated statements of cash flows	23
	Segment information	24
	Per share information	29
	Significant subsequent events	30
5.	Others	33

1.          Analysis of Operating Results and Financial Position

(1)     Analysis of operating results

In the year ended March 31, 2013, the global economy continued to suffer instability caused by the uncertain outlook for additional rescue package for Greece and the concerns over the U.S. “fiscal cliff” during the first half of the year. The market, however, started seeing more positive signs in the second half of the year, stipulated by continuous monetary easing policies by major countries and anticipation of economic recovery in the U.S. Also, the world politics underwent turnovers of major countries leaderships. The second-term Obama administration is expected to succeed policies from the first term, including tightening of antitrust regulations. Correspondingly, in Japan, additional monetary easing launched by the new administration and expectation of the nation’s economy to a sustained recovery boosted Japanese stock markets and triggered Japanese Yen tumbling.

Under these circumstances, the market environment of “eDiscovery” (evidence discovery), the Group’s main service line, showed a rapid growth in Japan, Korea and Taiwan, where global enterprises are often involved in litigations in the U.S. for various areas, including patent, intellectual property, product safety, price cartel, and foreign corrupt practices. This trend also caused a significant increase in the volume of electronic data subject to discovery (evidence discovery). The eDiscovery market has been expanding at an average annual rate of 15% and is expected to become a one-trillion yen market in 2017 and thereafter (Transparency Market Research). Accordingly, we believe that the role the Group has to play is definitely expanding.

Currently, the Group’s advantages in the eDiscovery market reside in the technical competencies for dealing with Asian languages and the strong local support capabilities within Asia. As such, the Group’s customers consist mainly of Asian enterprises, including Japanese, Korean and Taiwanese. In some cases, the Group is precluded from the vendor selection process as the discovery vendor selection by Asian enterprises is under significant influence of U.S. law firms, despite distinct competitive advantages based on quality, cost and data security. To break through such barrier, become an appropriately selected vendor and provide the most suitable solution for customers, the Group has implemented various countermeasures under the slogan of “win in the U.S. to win in Asia”.

Countermeasure activities included enhancement of sales and marketing forces by the U.S. subsidiary, joint marketing with law firms, strategic approaches for improving the presence in the U.S. market based on Gartner’s Magic Quadrant, and public relations activities. Positive outcomes of these activities are evidenced by the fact the Group was listed as a major eDiscovery vendor by eDiscovery analysts. In addition, enhancement of local marketing and technical support capabilities in Korea and Taiwan created a synergy with joint marketing activities, and contributed in winning a large-scale project from a Korean enterprise. The breakdown analysis of each service component of the eDiscovery business, including evidence retention, process (data processing and analysis), data hosting, and review (evidence review), shows steady increases in sales, with the exception of a significant decrease in the sales of review service that was in a technological transition phase. Historically, review services are performed manually. Significant increases in the volume of information maintained by enterprises made the manual intensive review procedures difficult and inefficient. Recent cutting-edge technology has created a new technology called predictive coding available that makes automated decision based on human behavior study performed by artificial intelligence. As the overall industry trend is the transformation from manual review processes to technology-assisted review, many eDiscovery vendors have been downsizing their manual review services. The Group successfully developed industry-leading predictive coding and implemented it for practical use.

As a result of operations as described above, in comparison with the previous year, consolidated net sales were 4,679 million yen (8.8% decrease), operating income was 920 million yen (59.6% decrease), ordinary income was 872 million yen (61.8% decrease), and net income was 500 million yen (61.7% decrease) for the year ended March 31, 2013.

The following is a summary of sales by business segment of the Group for the current year:

1)  eDiscovery

Services offered in this segment are eDiscovery services and eDiscovery solutions. Net sales from eDiscovery services were 2,845 million yen, 29.3% decrease compared with the previous year. Although several large projects were contracted relating to eDiscovery services as a result of recent outbreak of cross-border and extensive government investigations, net sales from the “review (evidence review) service” declined.

Net sales from eDiscovery solutions were 1,553 million yen, 75.6% increase compared to the previous year, as a result of various efforts to increase the number of customers with recurring projects.

Overall, net sales in this segment were 4,399 million yen, 10.4% decrease compared to the previous year.

2)   Legal and compliance professional services (LCPS)

Services offered in this segment are compliance support, forensic service, distribution and support of forensic tool, and forensic training services.

Net sales from compliance support were 16 million yen, 46.4% increase compared to the previous year, as a result of stable increase in the number of orders to support corporate customers’ compliance and governance structure enhancement.

Net sales from forensic services were 188 million yen, 31.0% increase compared to the previous year, as investigation services for corporate customers remained steady.

Net sales from forensic tool distribution and support were 26 million, 30.2% decreased from the previous year. This was due to decreases in the sales of hardware for electronic evidence retention, analysis software, and forensic tool maintenance services.

Net sales from forensic training services were 40 million, 31.8% increase from the previous year, as a result of recurring orders for training courses developed by the Company specifically for on-site investigators who require the skills for high-technology investigation with computer forensic.

Overall, net sales in this segment were 272 million yen, 21.5% increase compared to the previous year.

3)   Others

Other services include corporate strategy support business that utilizes information associated with intellectual property and various consulting and patent management services covering the entire life cycle of patent from a pre-registration stage to litigation support. Net sales in others were 7 million yen, 571.0% increase compared to the previous year.

(Forecasts for the year ending March 31, 2014)

Commercialization predictive coding technology is the top concern in the eDiscovery industry where the Group belongs. The predictive coding technology has been internally developed and put into practical use for the review services to expand our market share. In addition, we will put our first priority on strengthening our brand in the U.S. through development and commercialization of new technologies and enhancement of public relations and marketing activities.

We will develop our business by focusing on the following two areas:

1.    Enhancement of public relations and marketing activities in Asia in addition to strengthening of our brand in the U.S.

2.    As a vendor of eDiscovery service, we will continue improving and enhancing the functionality of internally developed “Lit i View” software to bring our ultimate technical capability to the next level. We have worked on development and commercialization of cutting-edge technologies in the industry including new solutions with voice recognition technologies in a newly constructed R&D center.

Accordingly, the Group will focus on investing in the following two areas:

1.    Investments to enhance public relations and marketing activities in Japan, the U.S., Korea and Taiwan.

2.    Concentrated investments in enhancement of the functionality of “Lit i View,” the electronic discovery support software, including additional functions with advances in artificial intelligence research and cutting-edge technologies in the industry in the newly constructed R&D center.

We are expecting further growth in Asia derived from review services with the predictive coding technology, strengthening of our brand in the U.S. and enhancing public relations and marketing activities in Japan, Korea and Taiwan in addition to the ongoing projects in the current year. The entire group endeavors to establish a firm position in the market and to expand our business under the slogan of “win in the U.S. to win in Asia.”

Based on the above, forecasts for the year ending March 31, 2014 are consolidated net sales to be in a range between 5,500 million yen and 6,000 million yen (17.5% to 28.2% increase from the previous year), operating income to be in a range between 1,050 million yen and 1,240 million yen (14.1% to 34.7% increase from the previous year), ordinary income to be in a range between 970 million yen and 1,130 million yen (11.2% to 29.5% increase from the previous year) and net income to be in a range between 570 million yen and 670 million yen (13.9% to 33.9% increase over the previous year).

Note:    The forecasts are based on information currently available to us and contain uncertainties. Actual business results may differ considerably from the forecasts due to various unforeseen factors.

(2)     Analysis of financial position

1) Assets, liabilities and net assets

Total assets decreased by 127,556 thousand yen to 4,755,970 thousand yen compared with the end of the previous year.

Current assets decreased by 907,996 thousand yen to 2,766,407 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 1,111,226 thousand yen in cash and deposits.

Noncurrent assets increased by 780,440 thousand yen to 1,989,562 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 268,084 thousand yen in software and 418,919 thousand yen in tools, furniture and fixtures.

Total liabilities decreased by 667,242 thousand yen to 1,560,964 thousand yen compared with the end of the previous year.

Current liabilities decreased by 717,300 thousand yen to 1,029,577 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 700,749 thousand yen in income taxes payable.

Noncurrent liabilities increased by 50,058 thousand yen to 531,387 thousand yen compared with the end of the previous year. This was mainly due to an increase of 121,250 thousand yen in long-term loans payable.

Total net assets increased by 539,686 thousand yen to 3,195,005 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 354,851 thousand yen in retained earnings.

2)  Cash flows

Cash and cash equivalents (hereinafter referred to as “cash”) decreased by 1,215,162 thousand yen to 1,195,142 thousand yen compared with the end of the previous year.

Summary of cash flows and major factors as of the end of year is as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 124,482 thousand yen, a decrease of 1,950,009 thousand yen compared with the previous year. This was mainly attributable to a decrease in net income before income taxes and minority interests and an increase in income taxes paid.

(Cash flows from investing activities)

Net cash used in investing activities was 1,139,185 thousand yen, an increase of 582,573 thousand yen compared with the previous year. This was mainly attributed to purchases of property, plant and equipment and intangible assets.

(Cash flows from financing activities)

Net cash used in financing activities was 282,572 thousand yen, a decrease of 501,229 thousand yen compared with the previous year. This was mainly due to payments of initial public offering (IPO) expenses and dividends.

<Reference> Trends in cash flow indicators

Year ended:	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013
Equity ratio (%)	57.3	29.3	50.3	53.1	64.7
Market value-based equity ratio (%)	90.9	106.3	277.1	542.6	298.1
Interest-bearing debt to cash flow ratio (years)	5,005.1	(*4)	0.5	0.3	5.0
Interest coverage ratio (times)	1.0	(*4)	52.9	301.9	11.6

Equity ratio = Equity / Total assets

Market value-based equity ratio = Market capitalization / Total assets

Interest-bearing debt to cash flow ratio = Interest-bearing debts (*3) / Cash flows

Interest coverage ratio = Cash flows (*2) / Interest payments

Notes:	1.	Figures are calculated on a consolidation basis.
	2.	Cash flows represent operating cash flows.
	3.	Interest-bearing debts include all liabilities which incur interests recorded on the consolidated balance sheets.
	4.	The interest-bearing debt to cash flow ratio and interest coverage ratio are not presented for the year ended March 31, 2010, because the cash flows for such year were negative.

(3)     Basic policy for profit distribution and dividends in the current and next years

Profit distribution to shareholders is one of the highest priorities of the Group. Our basic policy for profit distribution is to continue dividend payments based on the results of operations while retaining sufficient earnings to improve financial soundness, conduct aggressive business development and strengthen its operating foundation. Despite a decrease in sales of review services, other businesses showed a steady increase due to commercialization of new products and enhancement of business structure in the U.S. and Asia in the current year. As a result, we will pay a year-end dividend of 50 yen per share for the year ended March 31, 2013.

For dividend payments from the next year’s retained earnings, the management forecasts a year-end dividend of 50 yen per share.

(4)     Business risks

The following are some of the major business risks which may negatively affect business operations and other activities of the Group. Items which may not necessarily be risk factors are presented in addition to the business risks because we believe that these items may be important for investors to make decisions in terms of proactive disclosure.

The Group is aware of these risks and plans to take all necessary measures to prevent or mitigate the risks. However, we believe that investors should carefully consider the following risks and items, as well as information in other sections of this report for making an investment decision.

Future related matters concerning risk factors in this section are based on the judgment by the Group as of the released date of this report.

1)  Risk factors related to business environment of the Group

I.    Business environment for electronic discovery

The discovery (evidence discovery) support service is the primary service offered as part of the eDiscovery service by the Group. After the amendment to the U.S. Federal Rules for Civil Procedure in December 2006, requirements for electronic information discovery are clarified and the market for services in processing electronic information and associated litigations has grown to more than 500 billion yen. The Group provides services primarily to Asian companies, such as Japanese, Korean and Taiwanese companies, with their operations in the United States.

Even though signs of economic recovery are seen in major countries, including the U.S., the operations and results of operations of the Group may be adversely affected by economic instability.

II.     Laws and regulations

The Group conducts business involving in eDiscovery. There are currently no legal restrictions concerning this business. However, we provide a discovery support service based on the litigation system of the United States, and if there are any changes in laws and regulations concerning litigation in the United States, the operations and results of operations of the Group may be affected. Furthermore, if any laws and regulations governing such operations are newly set forth in Japan, the operations and results of operations of the Group may be affected.

III.      Competition

As the pioneer of eDiscovery specialists in Japan, the Group is well ahead of other companies in terms of knowledge and accomplishments. We have an edge over competitors with regard to our advanced technologies, provision of information and exclusive contents. Currently, very limited number of companies engage in the eDiscovery business in Japan. However, as the market for such service expands along with increasing awareness of eDiscovery in Japan, we expect that Japanese companies as well as foreign companies, including companies located in the United States where the eDiscovery business is most advanced, may enter into the eDiscovery business.

IV.       Advances in technology

The Group is constantly monitoring advances in technology and the market for the eDiscovery business in the United States where the eDiscovery business is most advanced. Nevertheless, information technology-related technological progress is extremely rapid and new products and services associated with new technologies are steadily growing. Under such circumstance, unless the Group is able to apply our technologies to the rapidly changing business, our ability to operate and results of operations of the Group may be adversely affected.

2)  Risk factors related to the Group’s business features

I.    Management of information

Due to the nature of the eDiscovery business of the Group, we hold important information of client companies for our computer investigations. Therefore, we are required to manage and control clients’ information by highly advanced methods. To fulfill such responsibilities, we manage and control the client information in a data processing center with strict control access through a fingerprint recognition system and an access application form. We also maintain a safe operating environment that the investigative data is stored in fireproof safes and laboratory networks are isolated from external networks. In addition, we have obtained and renewed the certifications concerning our service; “ISO27001” (ISO/IEC27001:2005), an international standard for information security management systems (ISMS), and “JIS Q27001” (JIS Q 27001:2006), the Japanese standard for ISMS.

To prevent leaks of confidential information, including personal information, all employees of the Group need to sign the confidentiality agreement, covering personal information as well. Employees individually sign confidentiality agreements even after their resignation or retirement. The Group also manages and controls important business administrative information, including personal information, by using fingerprint authorization, IDs and passwords in addition to applying measures to prevent information leaks caused by unauthorized access via Internet.

Nevertheless, these preventive actions, in case any information leaks occur due to unforeseen circumstances, claims for damages and fallen credibility of the Group may affect the operations and results of operations of the Group.

II.     Establishment of management framework to support business growth

The Group has four directors, three corporate auditors and 149 employees on a consolidated basis as of March 31, 2013. Our internal management system is currently sufficient to manage the Group. We plan to continue improving the efficiency of administrative operations and maintain and increase the productivity of our organization, as well as expanding and upgrading our workforce to sustain the growth in the operations, such as training current employees and recruiting more employees.

However, if the plan to train and enlarge the workforce and strengthen administrative operations may not produce the desired results, or if talented employees leave the Group, the ability of the Group to conduct organizational business activities and the operations and results of operations of the Group may be affected.

III.      Recruitment and retention of personnel resources

Recruitment and retention of talented individuals who have specialized knowledge concerning information technology and business operations are critical for the Group to expand its business. In expanding the eDiscovery industry, personnel with special skills are limited. The Group is recruiting new graduates and experienced professionals in all necessary areas, providing employee training programs and retaining experienced employees.

However, we may not be able to hire skilled staff as planned or we may lose important employees to other companies. The resulting problems involving the ability to conduct business activities may affect business operations and results of operations of the Group.

IV.       Results of operations

The Group, established in August 2003, specializes in the legal technology business, which is relatively new business field.  Therefore, sufficient financial data is not available for comparisons over many years. Accordingly, we believe that the results of operations in previous years alone may not be adequate in some respects to reach a decision about the outlook for our performance.

Financial highlights for the most recent five years are as follows:

(Thousands of yen)

	6th Term	7th Term	8th Term	9th Term	10th Term
Year ended:	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013
Net sales	1,015,654	945,453	2,704,831	5,132,849	4,679,630
Ordinary income (loss)	(76,115)	(222,609)	1,012,513	2,286,243	872,411
Net income (loss)	(109,479)	(463,795)	729,988	1,305,073	500,448
Net assets	685,107	235,201	1,173,145	2,655,319	3,195,005
Total assets	1,195,959	803,173	2,316,811	4,883,526	4,755,970

Notes: 1.      Amounts are exclusive of national and local consumption taxes.

V.      Foreign exchange rate volatility

The sales of our products and services to U.S. law firms and other U.S. customers have been and will be denominated in U.S. dollars, which are determined based on Japanese yens. We will import most forensic tools from U.S. companies and we will continue to have transactions denominated in U.S. dollars for imports from the United States. Consequently, fluctuations in foreign exchange rates affect earnings from foreign transactions denominated in foreign currencies and the financial statement items translated to Japanese yen. Furthermore, fluctuations in foreign exchange rates may affect earnings and the financial statements of overseas consolidated subsidiaries when they are converted into yen for consolidation.

2.    Corporate Group

The Group consists of UBIC, Inc. and six consolidated subsidiaries. The Group companies are engaged in legal technology-related business activities.

UBIC, Inc. (2158) March 31, 2013 Financial Results

3.    Management Policies

(1)     Basic corporate management policy

The Group provides preventive legal strategy (refer to *Note below) services to support enterprises in adequately and promptly responding to international litigations involving massive information discovery or international investigations, including electronic discovery. Driven by revenue from the preventive legal strategy services, the Company strives to grow in this global society, together with our enterprise customers, to support risk mitigation for the customers operating in the global society and to contribute to the sustained growth of the customers’ corporate value.

The Company, as a leading company of eDiscovery in Asia, has provided one-stop solution with cutting-edge technologies and know-hows for analyzing and processing electronic information and documents for litigations. Also included in the Company’s core service offerings is “Lit i View,” internally developed discovery-compliant software accommodating Asian languages, including Japanese, Chinese and Korean.

*Note)      Preventive legal strategies are the concept for prevention and mitigation of legal risks. The Group refers to the preventive countermeasures specifically with cutting-edge technologies against risks of local and global litigations and misconducts as high-technology preventive legal strategies, which aim for sustainable growth of the business and increase in the corporate value by being well prepared to avoid risks that may encumber the growth of enterprises or to reduce losses from such risks significantly.

In order to be the safe harbor for all enterprises to pursue the preventive legal strategies under any difficult circumstances, the Group dedicates the entire Group to its growth and the sustainable effort for future growth, and is committed to focus on the following three areas:

1. Further enhancement of educational activities on legal technologies and international evidence discovery through global marketing and public relations activities;

2. Facilitation of globalization strategies in Japan, the U.S., Asia and Europe; expansion of regional hubs and construction of data centers globally; and establishment of global management structure.

3. Development of new technologies, such as “Predictive Coding” and enhancement of research and development capabilities for the unique leading-edge technologies in the eDiscovery (evidence discovery) support system by incorporating information science (e.g., data mining, speech recognition technique, and translation technology) into behavioral science to observe and analyze human behavior (e.g., cognitive ethology, criminology, and social science) at a new R&D center.

(2)     Target management index

The Group has targeted to improve corporate value by sustainable business expansion. The Group aims to expand sales volume and improve operating income percentage representing profitability and cash flows from operating activities.

(3)     Medium- to long-term management strategies

When looking forward in its business environment, the Group envisions enterprises to continue facing globally with international litigation, cartel investigation, product liability litigation and intellectual property litigation. Thus, the Group believes that litigation support services will be more valuable for Japanese enterprises as well as other enterprises in domestic and global markets.

The Group aims for maintaining and improving its profitability by cultivating customer needs and creating new services with cutting-edge technologies. Improvement of the Group’s operating efficiency and creation of new value added services are also considered vital.

In order to support customers to enhance their corporate values, the Group binds itself to be an advocator of one-stop solutions and a self-starter of transformation to maintain its corporate prestige.

There are following two areas of focus for the Group’s sustained growth:

1.    Further sophistication of litigation support capabilities

In order to stabilize business operations and to establish solid foundation for organizational growth, the Group will build up its competencies for litigation support. As the key part of execution of this strategy, enhancement of functionality and quality is planned on “Lit i View,” state-of-the-art software to support electronic discovery. Higher level of services as well as sales and marketing efforts should be made for “Lit i View” to be recognized as a standard tool in the global markets, including the U.S., the world’s largest legal business market. Also considered as key strategies to develop business intelligence support business by utilizing the Company’s advanced legal support capabilities are expansion of multi-language analysis capabilities covering additional Asian and European languages and extension of service lines through business and capital alliances. The Group will concentrate on increasing the Group’s profitability and its presence in the market and establishing the structure to provide variety of services.

2.   Development of global network

The Group established branch offices in Washington D.C. and New York in order to strengthen sales and marketing capabilities and improve business relationship with clients and law firms in the U.S., the center of international litigation where electronic discovery is required. Also, the Group established subsidiaries in Taiwan and Korea to accelerate globalization of the business operation. The Group, as a whole, is committed to establish and pursue its original globalization strategy with deeper insight from each of local and global perspectives and both.

(4)     Tasks to be undertaken by the management

Currently, the Group utilizes its expertise as a leading company of legal technology to provide one-stop solutions consisting of a wider range of services, including litigation support and technical services with the self-developed electronic discovery support software. At the same time, the Group strives to promote one-stop solutions and enhance its management system.

1)	Exploring preventive legal strategies

With regard to publicizing activities about the concept of “preventive legal strategies”, as the economy is increasingly globalized, enterprises have recently experienced more exposures to legal risks than before, such as product safety and patent infringement litigation, antitrust and securities laws violation investigations, and massive data leak incidents. Failure to take appropriate countermeasures against these legal risks may have severe negative impacts to enterprises’ operating results and reputation, disturb growth, and ruin corporate value. “Preventive legal strategies,” as called by the Group to refer to the idea for prevention and mitigation of these legal risks, help enterprises to incorporate these legal risks into corporate strategies and turn them into growth accelerators. In addition, digitalization in recent years has drastically increased the volume and complexity of information held by enterprises. As a countermeasure, the Group recommends enterprises to implement high-tech preventive legal strategies that integrate advanced technologies of the Group. In addition to the periodic seminars and exhibitions to advocate these ideas, the Group will further reinforce public relations activities.

2)	Building exclusive vendor relationships

It has been an ordinary practice in the U.S. that law firms outsource certain issues depending on the nature of the case to professional venders like the Group; however, direct and exclusive relationships with enterprise customers are more actively sought for by the Group and its competitors. While contracts won through this channel can stipulate more extensive and sustainable relationships for existing vendors, this new trend is likely to encumber opportunities for new entries. As such, the Group will continue aggressive investments in order to lead the market as a differentiated one- stop solution provider with “Lit i View” and the legal cloud, and to be a preferred exclusive vendor.

3)	Enhancing technology and product development capabilities

These days, more enterprises, facing with increased pressure for cost reduction and data security protection, are compelled to in-source electronic evidence discovery prosecution to deal with international litigation. On the other hand, due to tremendous difficulties in maintaining integrity consistency of processed data and configuration of data format to fit lawyers’ specifications, a need for customized software is vociferously requested by these enterprises. For review work (evidence inspection), which could be performed only manually in the past, the Group independently developed “Predictive Coding” technology based on research achievements of artificial intelligence and put it into practice recently. As this trend is being accelerated globally, the Group will enhance the functionality of “Lit i View,” the electronic discovery support software with state-of-the-art capabilities of Asian language analysis, to follow the current trend. In addition, the Group will improve its original leading-edge technology by pursuing new technology development with information science (e.g., data mining, speech recognition technique, and translation technology) incorporated with behavioral science to observe and analyze human behavior (e.g., cognitive ethology, criminology, and social science) and the Group will strengthen its research and development capabilities for new original technology utilized in the eDiscovery evidence discovery support system.

4)	Establishing business operations in the U.S.

Brand recognition in the U.S. market, the largest market of legal technologies industry in which the Group operates, is critical to bolster our competitiveness in the global markets, including Asia. During the past five years since a U.S. subsidiary was established in December 2007, the Group has established its technical and geological advantages; however, the Company has not come to sufficient market penetration and brand recognition in the U.S. Therefore, the Group will promote marketing and public relations activities.

5)	Enhancing business operation in Asia

Asian enterprises involved in international litigation are increasing. Thus, the Group established subsidiaries in Taiwan and Korea to develop active hub locations in Asia. Although Korean major enterprises especially face increasing litigation risks as they strengthen their presence in the global markets, there are very few local vendors to support electronic discovery. This should provide strong business opportunities for the Group. The Group has conducted seminars in Taipei and Seoul on an ongoing basis targeting representatives from a large number of local enterprises, and as a result, the Group has been successfully obtaining numerous engagements continuously. The Group will continue these seminars actively not only in Japan, but also in Seoul and Taiwan.

6)	Establishing business operations in Europe

Exposures to risks of litigation and government investigations have been increasing not only in the U.S., but also in Europe. To respond to the needs of our customers, the Group opened an office in Europe. The Asian establishment of a European hub enables us to provide global services, covering Asia, the U.S. and Europe, and this is the significant advantage for being selected as an exclusive vendor.

(5)     Other important management items

Not applicable.

4.          Consolidated Financial Statements

(1)     Consolidated balance sheets

(Thousands of yen)

		Previous year (as of March 31, 2012)		Current year (as of March 31, 2013)
Assets
Current assets
Cash and deposits		2,411,232		1,300,006
Notes and accounts receivable-trade		1,016,532		1,170,614
Merchandise		188		235
Supplies		4,449		1,969
Deferred tax assets		83,940		53,632
Other		165,896		239,950
Allowance for doubtful accounts		(7,835)		—
Total current assets		3,674,404		2,766,407
Noncurrent assets
Property, plant and equipment
Buildings		108,465		111,620
Accumulated depreciation		(26,018)		(35,164)
Buildings, net		82,447		76,456
Tools, furniture and fixtures		429,992		971,414
Accumulated depreciation	*2	(176,128)	*2	(298,630)
Tools, furniture and fixtures, net		253,864		672,783
Total property, plant and equipment		336,311		749,239
Intangible assets
Software		473,749		741,833
Other		11,897		96,170
Total intangible assets		485,647		838,004
Investments and other assets
Investment securities	*1	273,614	*1	266,864
Guarantee deposits		89,038		99,081
Claims provable in bankruptcy, claims provable in rehabilitation and other		4,982		—
Other		24,510		36,372
Allowance for doubtful accounts		(4,982)		—
Total investments and other assets		387,163		402,318
Total noncurrent assets		1,209,122		1,989,562
Total assets		4,883,526		4,755,970

(Thousands of yen)

		Previous year (as of March 31, 2012)		Current year (as of March 31, 2013)
Liabilities
Current liabilities
Accounts payable-trade		59,377		81,960
Short-term loans payable		62,500		—
Current portion of long-term loans payable	*3	143,750	*3	184,999
Accounts payable-other		380,412		424,218
Income taxes payable		839,555		138,806
Provision for bonuses		72,611		78,695
Other		188,670		120,897
Total current liabilities		1,746,877		1,029,577
Noncurrent liabilities
Convertible bond-type bonds with subscription rights to shares		106,700		—
Long-term loans payable	*3	316,250	*3	437,500
Deferred tax liabilities		15,926		56,449
Provision for retirement benefits		9,776		10,909
Asset retirement obligations		17,141		17,356
Other		15,534		9,172
Total noncurrent liabilities		481,329		531,387
Total liabilities		2,228,206		1,560,964
Net assets
Shareholders’ equity
Capital stock		549,643		602,993
Capital surplus		337,103		390,453
Retained earnings		1,569,661		1,924,512
Treasury stock		(26)		(26)
Total shareholders’ equity		2,456,382		2,917,932
Accumulated other comprehensive income
Valuation difference on available-for-sale securities		145,553		141,209
Foreign currency translation adjustment		(8,257)		17,303
Total accumulated other comprehensive income		137,296		158,512
Subscription rights to shares		49,622		102,051
Minority interests		12,018		16,508
Total net assets		2,655,319		3,195,005
Total liabilities and net assets		4,883,526		4,755,970

(2)     Consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income

(Thousands of yen)

		Previous year (from April 1, 2011 to March 31, 2012)		Current year (from April 1, 2012 to March 31, 2013)
Net sales		5,132,849		4,679,630
Cost of sales		1,621,766		1,824,136
Gross profit		3,511,082		2,855,494
Selling, general and administrative expenses	*1*2	1,234,801	*1,*2	1,935,030
Operating income		2,276,281		920,463
Non-operating income
Interest income		299		807
Dividends income		4,500		4,500
Foreign exchange gains		10,293		163,918
Compensation income		2,112		—
Other		2,065		1,717
Total non-operating income		19,271		170,943
Non-operating expenses
Interest expenses		7,971		10,711
IPO expenses		—		192,107
Office relocation expenses		1,147		—
Other		190		16,176
Total non-operating expenses		9,309		218,995
Ordinary income		2,286,243		872,411
Income before income taxes and minority interests		2,286,243		872,411
Income taxes-current		1,009,983		298,687
Income taxes-deferred		(31,764)		68,784
Total income taxes		978,219		367,471
Income before minority interests		1,308,024		504,939
Minority interests in income		2,951		4,490
Net income		1,305,073		500,448

Consolidated statements of comprehensive income

(Thousands of yen)

	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
Income before minority interests	1,308,024	504,939
Other comprehensive income
Valuation difference on available-for-sale securities	32,796	(4,344)
Foreign currency translation adjustment	4,994	25,560
Total other comprehensive income	37,791	21,216
Comprehensive income	1,345,815	526,155
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	1,342,864	521,665
Comprehensive income attributable to minority interests	2,951	4,490

(3)     Consolidated statements of changes in net assets

(Thousands of yen)

	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
Shareholders’ equity
Capital stock:
Balance at the beginning of current period	496,843	549,643
Changes of items during the period
Issuance of new shares	52,800	53,350
Total changes of items during the period	52,800	53,350
Balance at the end of current period	549,643	602,993
Capital surplus:
Balance at the beginning of current period	284,303	337,103
Changes of items during the period
Issuance of new shares	52,800	53,350
Total changes of items during the period	52,800	53,350
Balance at the end of current period	337,103	390,453
Retained earnings:
Balance at the beginning of current period	284,319	1,569,661
Changes of items during the period
Dividends from surplus	(19,731)	(145,598)
Net income	1,305,073	500,448
Total changes of items during the period	1,285,341	354,850
Balance at the end of current period	1,569,661	1,924,512
Treasury stock:
Balance at the beginning of current period	(26)	(26)
Changes of items during the period
Total changes of items during the period	—	—
Balance at the end of current period	(26)	(26)
Total shareholders’ equity:
Balance at the beginning of current period	1,065,440	2,456,382
Changes of items during the period
Issuance of new shares	105,600	106,700
Dividends from surplus	(19,731)	(145,598)
Net income	1,305,073	500,448
Total changes of items during the period	1,390,941	461,550
Balance at the end of current period	2,456,382	2,917,932

(Thousands of yen)

	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
Accumulated other comprehensive income
Valuation difference on available-for-sale securities:
Balance at the beginning of current period	112,756	145,553
Changes of items during the period
Net changes of items other than shareholders’ equity	32,796	(4,344)
Total changes of items during the period	32,796	(4,344)
Balance at the beginning of current period	145,553	141,209
Foreign currency translation adjustment:
Balance at the beginning of current period	(13,252)	(8,257)
Changes of items during the period
Net changes of items other than shareholders’ equity	4,994	25,560
Total changes of items during the period	4,994	25,560
Balance at the end of current period	(8,257)	17,303
Total accumulated other comprehensive income:
Balance at the beginning of current period:	99,504	137,296
Changes of items during the period
Net changes of items other than shareholders’ equity	37,791	21,215
Total changes of items during the period	37,791	21,215
Balance at the end of current period	137,296	158,512
Subscription rights to shares:
Balance at the beginning of current period	1,133	49,622
Changes of items during the period
Net changes of items other than shareholders’ equity	48,489	52,428
Total changes of items during the period	48,489	52,428
Balance at the end of current period	49,622	102,051
Minority interests:
Balance at the beginning of current period	7,067	12,018
Changes of items during the period
Net changes of items other than shareholders’ equity	4,951	4,490
Total changes of items during the period	4,951	4,490
Balance at the end of current period	12,018	16,508
Total net assets:
Balance at the beginning of current period	1,173,145	2,655,319
Changes of items during the period
Issuance of new shares	105,600	106,700
Dividends from surplus	(19,731)	(145,598)
Net income	1,305,073	500,448
Net changes of items other than shareholders’ equity	91,231	78,135
Total changes of items during the period	1,482,173	539,686
Balance at the end of current period	2,655,319	3,195,005

(4)  Consolidated statements of cash flows

(Thousands of yen)

		Previous year (from April 1, 2011 to March 31, 2012)		Current year (from April 1, 2012 to March 31, 2013)
Cash flows from operating activities:
Income before income taxes and minority interests		2,286,243		872,411
Depreciation and amortization		155,310		291,072
IPO expenses		—		192,107
Increase in provision for retirement benefits		2,546		1,108
Increase in provision for bonuses		56,530		2,483
Decrease in allowance for doubtful accounts		(5,294)		(12,846)
Interest and dividends income		(4,799)		(5,307)
Interest expenses		7,971		10,711
Foreign exchange gains		(7,394)		(170,949)
Increase in notes and accounts receivable-trade		(61,374)		(66,779)
Decrease (increase) in inventories		(3,909)		2,554
Increase (decrease) in accounts payable-trade		(13,660)		21,198
Increase in accounts payable-other		132,663		110,198
Other, net		76,290		(115,563)
Subtotal		2,621,124		1,132,399
Interest and dividends income received		4,799		5,307
Interest expenses paid		(6,871)		(10,711)
Income taxes paid		(544,560)		(1,002,513)
Net cash provided by operating activities		2,074,491		124,482
Cash flows from investing activities:
Payments into time deposits		—		(100,819)
Purchase of property, plant and equipment		(242,607)		(514,276)
Purchase of intangible assets		(277,617)		(517,607)
Payments for guarantee deposits		(36,387)		(13,456)
Other, net		—		6,973
Net cash used in investing activities		(556,612)		(1,139,185)
Cash flows from financing activities:
Net increase (decrease) in short-term loans payable		62,500		(62,500)
Proceeds from long-term loans payable		350,000		350,000
Repayment of long-term loans payable		(141,700)		(187,499)
Cash dividends paid		(19,731)		(145,598)
Payments of IPO expenses		—		(218,685)
Proceeds from issuance of common stock to
minority shareholders		2,000		—
Other, net		(34,411)		(18,288)
Net cash provided by (used in) financing activities		218,657		(282,572)
Effect of exchange rate change on cash and cash equivalents		(1,443)		82,113
Net increase (decrease) in cash and cash equivalents		1,735,092		(1,215,162)
Cash and cash equivalents at beginning of period		675,211		2,410,304
Cash and cash equivalents at end of period	*1	2,410,304	*1	1,195,142

(5)  Going concern assumptions

Not applicable.

(6)  Significant matters for the preparation of consolidated financial statements

1)   Scope of consolidation

I.   Number of consolidated subsidiaries: 6

There were five consolidated subsidiaries for the previous year; UBIC North America, Inc., Payment Card Forensics, Inc., UBIC Risk Consulting, Inc., UBIC Korea, Inc., and UBIC Taiwan, Inc. UBIC Patent Partners, Inc. was newly incorporated during the current year and is consolidated. Thus, there are six consolidated subsidiaries for the current year.

II.    Non-consolidated subsidiaries and reasons for non-consolidation

None.

2)   Application of equity method of accounting

I.     Number of affiliates accounted for under the equity method: none.

II.    Number of subsidiaries not consolidated and affiliates not accounted for under the equity method: none.

3)   Account settlement date of consolidated subsidiaries

The book-closing date of consolidated subsidiaries is the same as the consolidated book-closing date.

4)   Matters concerning Accounting Standards

I.    Valuation standard and methods for significant assets

i.  Securities

Available-for-sale securities

Securities for which quoted market prices are available:

Stated at fair value at the end of the year. (Unrealized gains or losses are included in net assets. Cost of securities sold is determined by the moving-average method.)

Securities for which quoted market prices are not available:

Stated at cost determined by the moving-average method.

ii.   Inventories

Inventories held for sale in the ordinary course of business:

a.   Merchandise:

Stated at cost determined by the specific-identification method. (In case that the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

b. Supplies:

Stated at cost determined by the first-in first-out method. (In case that the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

iii.  Derivatives

Stated at fair value.

II.   Depreciation and amortization of significant depreciable or amortizable assets

i.    Property, plant and equipment (excluding lease assets)

Property, plant and equipment is depreciated by the straight-line method.

Useful lives of principal property, plant and equipment are as follows:

Buildings:                                        5-15 years

Tools, furniture and fixtures:      4-20 years

ii.   Intangible assets (excluding lease assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years by the straight-line method.

iii.  Lease assets

Lease assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

III. Accounting for significant deferred assets

i.    Stock issuance cost

Stock issuance cost is expensed when incurred.

IV. Recognition of significant allowances

i.    Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

ii.   Provision for bonuses

To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.

iii.  Provision for retirement benefits

To prepare for payments of employees’ retirement benefits, the Group provides accrued retirement benefits in the amount which would be payable assuming that all employees retired at the end of the current year as a compendium method.

V.   Significant methods of hedge accounting

i.    Method of hedge accounting

Simplified hedge accounting is applied to interest rate swap transactions, which are qualified for the accounting specified in the applicable accounting standards.

ii.   Hedging instruments and hedged items

Hedging instruments: Interest rate swap contracts

Hedged items: Interests on borrowings

iii.  Hedging policy

Interest rate swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

iv.  Method of evaluating the effectiveness of hedging

VI. The effectiveness of hedging as of the end of year is not assessed since the interest rate swap transactions are qualified for the simplified hedge accounting. Scope of funds in the consolidated statements of cash flows Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with a maturity of three months or less at the date of acquisition which can easily be converted into cash and which have only minor risk of changes in value.

VII. Accounting for consumption taxes

All accounting transactions are booked exclusive of any national or local consumption taxes.

(7)  Changes in significant accounting policies for preparation of the consolidated financial statements

Changes in Accounting Policies which are difficult to distinguish from changes in accounting estimates

The Company and some of its domestic consolidated subsidiaries have depreciated property, plant, and equipment by the declining-balance method. However, the Company and the subsidiaries changed the depreciation method for property, plant, and equipment from the declining-balance method to the straight-line method in the current fiscal year.

The Company made capital investment to expand our one-stop solutions, including hosting services and cloud services which lead to stable utilization of our property, plant and equipment, in the international litigation service, our main business, in the current year. By this investment, utilization of property, plant and equipment will be stabilized. Therefore, the Company concluded that adopting the straight-line method to depreciate assets would more appropriately reflect our actual usage of these assets.

With this change in the accounting policy, operating profit, ordinary income, and net income before income taxes and minority interests of the current year increased by 67,235 thousand yen, respectively, compared with those under the declining-balance method.

Changes in presentation

None.

Supplementary information

None.

(8)  Notes to the consolidated financial statements

Notes to the consolidated balance sheets

1) Assets pledged as collateral are as follows:		(Thousands of yen)

	Previous year (March 31, 2012)	Current year (March 31, 2013)
Investment securities	273,600	266,850

Liabilities for which above assets are pledged as collateral		(Thousands of yen)

	Previous year (March 31, 2012)	Current year (March 31, 2013)
Current portion of long-term loans payable	118,750	84,999
Long-term loans payable	141,250	187,500
Total	260,000	272,499

2) Accumulated impairment losses included in the amount of accumulated depreciation are as follows:

(Thousands of yen)

	Previous year (March 31, 2012)	Current year (March 31, 2013)
Accumulated impairment losses	2,309	2,309

3) The Group has overdraft agreements with financial institutions to raise funds for operations efficiently. Credit availability as of the end of the year under the agreements is as follows:

(Thousands of yen)

	Previous year (March 31, 2012)	Current year (March 31, 2013)
Aggregate amount of overdraft limit and syndicated loans	750,000	1,750,000
Credit used	350,000	700,000
Credit availability	400,000	1,050,000

Notes to the consolidated statements of income

1) Major items and amounts of selling, general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
Directors’ compensations	135,029	113,110
Salaries and allowances	265,418	517,502
Provision of allowance for doubtful accounts	(698)	(17,668)
Provision for bonuses	44,859	56,560
Commission fee	316,770	557,350
Depreciation	8,989	28,186

2) Research and development expenses included in general and administrative expenses are as follows:

(Thousands of yen)

	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
Research and development expenses	12,288	24,085

Notes to the consolidated statements of changes in net assets

Previous year (from April 1, 2011 to March 31, 2012)

1) Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Note)	657,718	798,293	—	1,456,011
Total	657,718	798,293	—	1,456,011
Treasury stock
Common stock	14	14	—	28
Total	14	14	—	28

Note:        1.   The number of issued shares increased by 657,718 due to the stock split.

2.   The number of issued shares increased by 140,575 due to exercise of subscription rights to shares of convertible bond-type bonds with subscription rights to shares.

3.   The number of shares of treasury stock increased by 14 due to stock split.

2) Items related to subscription rights to shares and treasury subscription rights to shares

			Number of shares				Amount of shares as of the end of the year
Company Name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	2,493
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	47,128
	Total	—	—	—	—	—	49,622

3) Dividends

I.   Dividends payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 24, 2011	Common stock	19,731	30.00	March 31, 2011	June 27, 2011

II.  Dividends with the record date in this year but the effective date in the following year

Resolution	Class of shares	Source of dividends	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 22, 2012	Common stock	Retained earnings	145,598	100.00	March 31, 2012	June 25, 2012

Current year (from April 1, 2012 to March 31, 2013)

1)  Class and number of issued shares of common stock and treasury stock

(Shares)

	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Shares issued and outstanding (including treasury stock)
Common stock (Note)	1,456,011	1,737,125	—	3,193,136
Total	1,456,011	1,737,125	—	3,193,136
Treasury stock
Common stock (Note)	28	28	—	56
Total	28	28	—	56

Note: 1.           The number of issued shares increased by 1,456,011 due to the stock split.

2.           The number of issued shares increased by 281,114 due to exercise of subscription rights to shares of convertible bond-type bonds with subscription rights to shares.

3.           The number of shares of treasury stock increased by 28 due to stock split.

2)  Items related to subscription rights to shares and treasury subscription rights to shares

			Number of shares				Amount of shares as of the end of the year
Company Name	Breakdown	Class of shares	As of the beginning of the year	Increase	Decrease	As of the end of the year	(thousands of yen)
UBIC, Inc.	Subscription rights to shares for the fourth stock option	—	—	—	—	—	3,855
	Subscription rights to shares for the fifth stock option	—	—	—	—	—	77,232
	Subscription rights to shares for the sixth stock option	—	—	—	—	—	20,964
	Total	—	—	—	—	—	102,051

3)  Dividends

I.        Dividend payments

Resolution	Class of shares	Total dividends (thousands of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 25, 2012	Common stock	145,598	100.00	March 31, 2012	June 25, 2012

II.       Dividends with a record date in this year but an effective date in the following year

Resolution	Class of shares	Source of dividends	Total dividends (thousand yen)	Dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 25, 2013	Common stock	Retained earnings	159,654	50.00	March 31, 2013	June 26, 2013

Notes to the consolidated statements of cash flows

*1)             Reconciliation of the ending balance of cash and cash equivalents in the consolidated statements of cash flows to those balances in the consolidated balance sheets is as follows:

(Thousands of yen)

	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
Cash and deposits	2,411,232	1,300,006
Time deposit over three months period	—	(100,932)
Separate deposits	(928)	(3,931)
Cash and cash equivalents	2,410,304	1,195,142

2)            Significant non-cash transactions

Exercise of subscription rights to shares of convertible bond-type bonds with subscription rights to shares

(Thousands of yen)

	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
Increase in capital stock due to exercise of subscription rights to shares	52,800	53,350
Increase in capital surplus due to exercise of subscription rights to shares	52,800	53,350
Decrease in convertible bonds with subscription rights to shares due to exercise of subscription rights to shares	105,600	106,700

Segment information

1)   Overview of reportable segment

A reportable segment is a component of the Company for which discrete financial information is available, and whose operating results are regularly reviewed by the Company’s board of directors (the “Board of Directors”) to determine the allocation of resources and to assess its performance.

The Group provides eDiscovery-related services in Japan and other countries. The Company mainly handles services in Japan, while the subsidiary in the United States deals with overseas engagements. The subsidiary is an independently managed entity that develops comprehensive strategies for eDiscovery-related services to expand business activities.

Consequently, the Company has three reportable geographic segments; Japan, U.S.A. and others.

2)  Method of recognizing net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Operations of reportable segments are generally accounted for in the same manner as those stated in the “Significant accounting policies for preparation of the consolidated financial statements” section in the notes to the consolidated financial statements in this report. Income of each reportable segment represents operating income. Intersegment sales or transfers are determined based on costs of rendering services, etc.

3)  Information relating to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

Previous year (from April 1, 2011 to March 31, 2012)

(Thousands of yen)

	Reportable segment					Amounts reported in the consolidated financial
	Japan	U.S.A.	Others	Total	Adjustments *1	statements *2
Net sales
(1) External sales	4,244,783	887,684	380	5,132,849	—	5,132,849
(2) Intersegment sales and transfers	441,895	30,544	41,313	513,753	(513,753)	—
Total	4,686,678	918,228	41,694	5,646,602	(513,753)	5,132,849
Segment profits (losses)	2,201,711	84,413	(9,843)	2,276,281	—	2,276,281
Segment assets	4,830,227	895,284	134,294	5,859,806	(976,279)	4,883,526
Other items
Depreciation	149,872	3,352	2,085	155,310	—	155,310
Increase in property, plant and equipment and intangible assets	590,497	34,866	22,835	648,199	(13,141)	635,057

Notes:  1.  The above adjustments represent the following items:

(1)     Intersegment sales and transfers adjustment refers to intersegment transaction eliminations.

(2)     The adjustment in segment assets represents elimination of intersegment transactions.

2.       Total segment profits are in agreement to operating income reported in the consolidated statements of income.

Current year (from April 1, 2012 to March 31, 2013)

(Thousands of yen)

	Reportable segment					Amounts reported in the consolidated financial
	Japan	U.S.A.	Others	Total	Adjustments *1	statements *2
Net sales
(1) External sales	3,214,826	1,271,635	193,168	4,679,630	—	4,679,630
(2) Intersegment sales and transfers	534,641	76,293	8,881	619,816	(619,816)	—
Total	3,749,467	1,347,928	202,050	5,299,446	(619,816)	4,679,630
Segment profits (losses)	903,632	100,604	(83,773)	920,463	—	920,463
Segment assets	4,575,917	1,360,136	335,270	6,271,324	(1,515,354)	4,755,970
Other items
Depreciation	238,160	29,272	23,640	291,072	—	291,072
Increase in property, plant and equipment and intangible assets	462,992	160,510	141,781	765,285	—	765,285

Notes:1. The above adjustments represent the following items:

(1)     The adjustment to sales represents elimination of intersegment transactions.

(2)     The adjustment to segment assets represents elimination of intersegment transactions.

2. Total segment profits (losses) equal to operating income reported in the consolidated statements of income.

4)  Change in reportable segments

As described in the paragraph “Changes in accounting policies which are difficult to distinguish from changes in accounting estimates”, the Company and some of its consolidated subsidiaries changed the depreciation method for property, plant, and equipment from the declining-balance method to the straight-line method during this year. As such, the depreciation method for property, plant and equipment for the purpose of reportable segments was changed to the straight-line method.

Due to this change, the segment profits for Japan and “Others” increased by 43,866 thousand yen and 23,369 thousand yen, respectively, compared to the previous year.

Related information

Previous year (from April 1, 2011 to March 31, 2012)

1)   Information by product or service

(Thousands of yen)

		Current year (from April 1, 2012 to March 31, 2013)
Business segment		Japan	U.S.A.	Others	Total
eDiscovery	eDiscovery services	3,307,308	714,331	380	4,022,020
	eDiscovery solution	712,311	172,871		885,182
LCPS	Compliance support	11,508	—	—	11,508
	Forensic services	144,072	—	—	144,072
	Forensic tool distribution and support	38,082	—	—	38,082
	Forensic training services	30,882	—	—	30,882
Others		1,100	—	—	1,100
Total		4,245,265	887,203	380	5,132,849

2)   Information by region

I.    Net sales

The information of net sales by region is omitted because the similar information is presented in segment information.

II.  Property, plant and equipment

Information on property, plant and equipment by region is omitted because the balance of property, plant and equipment located in Japan exceeds 90% of the total balance presented in the consolidated balance sheet.

3)   Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Yazaki Corporation	950,893	Japan
Panasonic Corporation	628,112	Japan

Current year (from April 1, 2012 to March 31, 2013)

1)  Information by product or service

(Thousands of yen)

		Previous year (from April 1, 2011 to March 31, 2012)
Business segment		Japan	U.S.A.	Others	Total
eDiscovery	eDiscovery services	2,106,375	581,098	158,061	2,845,455
	eDiscovery solution	828,257	690,536	35,107	1,553,981
LCPS	Compliance support	16,842	—	—	16,842
	Forensic services	188,685	—	—	188,685
	Forensic tool distribution and support	26,584	—	—	26,584
	Forensic training services	40,700	—	—	40,700
Others		7,381	—	—	7,381
Total		3,214,826	1,271,635	193,168	4,679,630

2)  Information by region

I.       Net sales

The information is omitted because the same information is presented in segment information.

II.       Property, plant and equipment

(Thousands of yen)

Japan	U.S.A.	Korea	Others	Total
407,421	181,999	121,037	38,782	749,239

3)  Information about major customers

(Thousands of yen)

Name	Net sales	Segment relevant to the customer
Samsung Electronics Co., Ltd.	1,192,577	U.S.A and Others
TMI Associates	614,160	Japan

Information related to impairment losses on fixed assets by each reportable segment

Previous year (From April 1, 2011 to March 31, 2012)

Not applicable.

Current year (from April 1, 2012 to March 31, 2013)

Not applicable.

Information related to amortization of goodwill and the carrying amount by each reportable segment

Previous year (from April 1, 2011 to March 31, 2012)

Not applicable.

Current year (from April 1, 2012 to March 31, 2013)

Not applicable.

Information related to gains on negative goodwill by each reportable segment

Previous year (from April 1, 2011 to March 31, 2012)

Not applicable.

Current year (from April 1, 2012 to March 31, 2013)

Not applicable.

Per share information

Information as to calculation of net assets per share, earnings per share and diluted earnings per share, and basis for the calculations are as follows:

(Yen)

Item	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
(1) Net assets per share	890.70	963.47

Item	Previous year (from April 1, 2011 to March 31, 2012)	Current year (from April 1, 2012 to March 31, 2013)
(2) Earnings per share (yen)	491.34	158.45
<Basis for calculation>
Net income (thousands of yen)	1,305,073	500,448
Net income attributable to common stock (thousands of yen)	1,305,073	500,448
Amount not attributed to common stockholders (thousands of yen)	—	—
Average number of common stock outstanding during the year (shares)	2,656,165	3,158,422
(3) Diluted earnings per share	402.34	153.85
<Basis for calculation>
Major adjustment to net income for calculation of diluted earnings per share (thousands of yen): Interest expenses after tax deduction	652	—
Adjustment to net income	652	—

Major items increased the number of common stock used in calculation of diluted earnings per share (shares): Convertible bond-type bonds with subscription rights to shares Subscription rights to shares

	536,914 52,240	34,657 59,699
Increase in the number of common stock	589,154	94,356
Summary of dilutive shares not included in calculation of “Diluted earnings per share” due to no dilutive effect	—	—

Note:    The Company effected two-for-one splits of its shares of common stock as of October 1, 2011 and April 1, 2012. For the purpose of calculating basic and diluted net income per share and net asset per share, these stock splits are assumed to have occurred at the beginning of the previous year.

Significant subsequent events

For the year ended March 31, 2013

1) American Depositary Receipts (ADRs) Offering

On April 1, 2013, the Board of Directors of the Company resolved the offering of the ADRs outside Japan (“ADR Offering”) with regard to the listing of ADRs representing the Company’s common stock at the Nasdaq Global Market in the U.S. On April 25, 2013, the Board of Directors resolved the issuance and offering of the Company’s common stock (the “Underlying Stock”) represented by ADRs (excluding ADRs covering over-allotments) under this ADR offering (“Underlying Stock Offering”) and the issuance and offering of the Company’s common stock represented by ADRs covering over-allotments (“Stock Subject to Over-allotments”) which is limited to the number of ADRs presenting the Underlying Stock (“Offering of Stock Subject to Over-allotments”) as follows.

1.                  Summary of ADR Offering and Underlying Stock Offering

(1)              Class and number of shares of stock for subscription (number of ADRs for subscription)

Up to 500,000 shares of common stock of the Company(*)

(Up to 2,500,000 ADRs.  ADRs are delivered to investors in place of the Underlying Stock.  1 ADR represents one-fifth of one share of common stock (1 share of common stock equals 5 ADRs).

Depending on the demand and other circumstances when the ADR Offering is made, an over-allotment of the ADRs representing the Stock Subject to Over-allotments may be provided in an amount up to the number calculated by multiplying the number of ADRs representing the Underlying Stock by 0.15 (i.e. up to 375,000 ADRs) and further, pursuant to this over-allotment of ADRs, an offering of the Stock Subject to Over-allotments to be allotted to the Underwriters may be made in an amount up to the number calculated by multiplying the number of issued shares in the Underlying Stock by 0.15 (i.e. up to 75,000 shares).

(2)              Method of determination of amount to be paid for stock for subscription

The amount to be paid for the Underlying Stock is an amount calculated by multiplying the issue price of the ADRs by 5.  The issue price of the ADRs is the offering price of the ADRs (to be determined in USD by the book-building method used in the U.S. market that is similar to the method set forth in Article 25 of the Regulations Concerning Underwriting, etc. of Securities established by the Japan Securities Dealers Association) after deduction of a spread payable to the Underwriters (underwriting fees).  Both the issue price and the offering price of the ADRs will be determined in USD (The date on which the offering price of the ADRs is determined is hereinafter called the “Pricing Date”).

(3)              Amount of increase in stated capital and capital reserve

With the issuance of the Underlying Stock, the amount of the stated capital of the Company will increase by half of the limit of increase in stated capital and the like calculated in accordance with Article 14, Paragraph 1 of the Company Calculation Rules of Japan.  Any fraction of less than 1 yen is rounded up to the nearest yen.  Further, the amount of the capital reserve of the Company will increase by the limit of increase in stated capital and the like minus the increase in stated capital.

(4)              Method for subscription

A right to purchase the Underlying Stock is granted to the Underwriters through third-party allotment.  The allotment ratio between the Underwriters is to be determined.  The Underlying Stock allotted to the Underwriters is promptly delivered to the Bank of New York Mellon Corporation (the “Depositary Bank”) by means of deposit, and is held by the Depositary Bank as a deposit asset with regard to the ADRs.  The payment amount (offering price) for each share of Underlying Stock is an amount equal to the amount paid for each share of Underlying Stock, which is calculated by multiplying the issue price of each ADR by 5.

The ADRs will be issued by the Depositary Bank that has accepted deposit of the Underlying Stock and the Stock Subject to Over-allotments, underwritten by the Underwriters at the issue price pursuant to the Underwriting Agreement to be entered into with the Underwriters, and sold to investors in the US and other foreign markets at the offering price of the ADRs.

The payment amount (offering price) for the ADRs is determined in USD, on the Pricing Date, by the book-building method used in the U.S. market that is similar to the method set forth in Article 25 of the Regulations Concerning Underwriting, etc. of Securities established by the Japan Securities

Dealers Association, considering the demand, market trends and other circumstances, at the tentative price of the amount that is calculated by multiplying the closing price of the Company’s common stock in the Mothers market of the Tokyo Stock Exchange as of the date immediately preceding the Pricing Date (or a closing price on the closest possible preceding day if there is no closing price on the day before the Pricing Date) by between 0.90 and 1.00 inclusive, rounding any fraction of less than 1 yen down to the nearest yen, then multiplying by one-fifth, and then converting into USD.

(5)              Consideration payable to the Underwriters

The total amount of the difference between the offering price and the issue price of the ADRs is a spread receivable by the Underwriters.

Further, the Company will pay the Underwriters as consideration an amount calculated by multiplying the amount to be paid in the ADR Offering (except the ADR Offering pertaining to the Stock Subject to Over-allotments) by 0.01.  The Company may also reimburse the Underwriters for their expenses incurred in connection with the ADR Offering up to 150,000 USD, and grant warrants of the Company to the Underwriters.

(6)              Date of payment for stock for subscription

Sometime between Friday 10 May 2013 and Tuesday 9 July 2013 as subsequently determined by the board of directors.

(7)              Stock subscription unit (To be confirmed.)

          (ADR subscription unit)

(8)              The Company authorizes the President and Representative Director or a person appointed thereby to make decisions about all matters necessary for the ADR Offering and the Underlying Stock Offering.

(*)              The total number of shares of stock for subscription in the Underlying Stock Offering is the upper limit of subscription.  If the number of shares of Underlying Stock representing the total number of offered ADRs the offering price of which is USD 18,000,000 to be procured is less than the upper limit of 500,000 shares, the upper limit minus the number of shares of the Underlying Stock necessary to represent the total number of offered ADRs will be forfeited.  However, when issuing the upper limit of 500,000 shares, the amount procured may be less than USD 18,000,000.

(Note)     The date of payment for Underlying Stock is sometime between Friday 10 May 2013 and Tuesday 9 July 2013 as referred to above.  If payment is made for Underlying Stock, the Company will immediately disclose such fact.

2.                  Summary of Offering of Stock Subject to Over-allotments after change

(1)              Class and number of stock for subscription

Up to 75,000 shares of common stock of the Company

(An amount up to the number calculated by multiplying the number of issued shares encompassing Underlying Stock by 0.15)

(2)              Method of determination of amount to be paid

Both the payment amount for Stock Subject to Over-allotments and the issue price of the ADRs are determined on the Pricing Date.  The amount to be paid for each share of Stock Subject to Over-allotments shall be the same as the amount to be paid for each share of Underlying Stock.

(3)              Amount of increase in stated capital and capital reserve

The amount of the stated capital of the Company will increase by half of the limit of increase in stated capital and the like calculated in accordance with Article 14, Paragraph 1 of the Company Calculation Rules of Japan.  Any fraction of less than 1 yen is rounded up to the nearest yen.  Further, the amount of the capital reserve of the Company will increase by the limit of increase in stated capital and the like minus the increase in stated capital.

(4)              Entities to whom the allotment is made

Maxim Group LLC and The Benchmark Company, LLC

(The allotment ratio is to be determined.)

(5)              Payment period for stock for subscription

From Thursday 16 May 2013 until Tuesday 9 July 2013

(6)              Stock subscription unit

(To be confirmed.)

(7)              The Company authorizes the President and Representative Director or a person appointed thereby to make decisions about all matters necessary for the Offering of Stock Subject to Over-allotments.

(8)              If the ADR Offering and the Underlying Stock Offering are cancelled, the Offering of Stock Subject to Over-allotments is also cancelled.

(*)              The payment period for the over-allotments is set from Thursday 16 May 2013 to Tuesday 9 July 2013 because the Underwriters may exercise the over-allotment arrangements more than once.  If payment is made for the over-allotments, the Company will immediately disclose such fact.

3.                  Financial arrangements regarding deposits to depositary bank

The Company is proceeding with the preparations for entering into an escrow agreement with two Underwriters and The Bank of New York Mellon in preparation for the public offering of ADRs on the Nasdaq Global Market (the “Escrow Agreement”). The Company received a loan of 1,000 million yen from The Bank of Tokyo-Mitsubishi UFJ, Ltd. on April 26, 2013 to perform the obligation of deposit stipulated by the Escrow Agreement, in accordance with the commitment line agreement entered into as of December 28, 2012 with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “Commitment Line Agreement”).

<Summary of the Commitment Line Agreement>

i.	Amount of loan	1,000 million yen
ii.	Lender	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Bank of Yokohama, Ltd.
Sumitomo Mitsui Banking Corporation
Resona Bank, Ltd.
Mizuho Bank, Ltd.
iii.	Repayment date	May 27, 2013
iv.	Repayment method	Lump sum on due date
v.	Borrowing rate	1.457% (annually)
vi.	Collateral	No collateral

The Company also entered into a note payable agreement as of April 30, 2013 between Bank of Tokyo-Mitsubishi UFJ (the “Note Payable Agreement”) and received a loan of 800 million yen from The Bank of Tokyo-Mitsubishi UFJ, Ltd. on April 30, 2013 to perform the obligation of deposit stipulated by the Escrow Agreement as follows:

<Summary of the Note Payable Agreement>

i.	Amount of loan	800 million yen
ii.	Lender	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
iii.	Repayment date	May 31, 2013
iv.	Repayment method	Lump sum on due date
v.	Borrowing rate	1.457% (annually)
vi.	Collateral	No collateral

5.          Others

(1)     Changes in directors

1)  Changes in representatives

Not applicable.

2)  Changes in other board members (scheduled June 25, 2013)

Not applicable.

***

This report is solely translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.